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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.9
UTSTARCOM, INC.

(Name of Issuer)
Common Stock, $0.00125 par value per share

(Title of Class of Securities)
918076-10-0
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

918076-10-0

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Chauncey Shey

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,744,734

		(6)	Shared Voting Power
1,996,131

		(7)	Sole Dispositive Power
1,744,734

		(8)	Shared Dispositive Power
1,996,131

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,740,865 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

Mr. Shey disclaims beneficial ownership of all of the shares held by Shey Partners, a California Limited Partnership (1,977,131 shares), except to the extent of his partnership interest therein. Mr. Shey also disclaims beneficial ownership of all of the shares held by Rebecca Shey Trust—1997 UTS, dated December 20, 1997 (19,000 shares).

(11)	Percent of Class Represented by Amount in Row (9)

3.4%

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1.

(a)	Name of Issuer
UTSTARCOM, INC.

(b)	Address of Issuer's Principal Executive Offices
1275 Harbor Bay Parkway, Suite 100 Alameda, CA 94502

ITEM 2.

(a)	Name of Person Filing
Chauncey Shey

(b)	Address of Principal Business Office or, if none, Residence
19 Aldingham Circle East Brunswick, NJ 08816

(c)	Citizenship
USA

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
918076-10-0

ITEM 3.	Not applicable.

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
3,740,865

(b)	Percent of class:

3.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
1,744,734

	(ii)	Shared power to vote or to direct the vote

1,996,131

	(iii)	Sole power to dispose or to direct the disposition of
1,744,734

	(iv)	Shared power to dispose or to direct the disposition of
1,996,131

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS    /x/

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
Date

/s/ Chauncey Shey
Signature

Chauncey Shey
Name/Title

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SIGNATURE